Via EDGAR
December 12, 2007
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com
WRITER’S DIRECT LINE
414.297.5662
sbarth@foley.com EMAIL
CLIENT/MATTER NUMBER
042365-0111

Mr. Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Orion Energy Systems, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed November 29, 2007 File No. 333-145569
Dear Mr. Mancuso:
     On behalf of our client, Orion Energy Systems, Inc., a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 11, 2007 (the “Comment Letter”), with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s proposed responses (in regular type).
     Enclosed with the hard copies of this response letter please find a copy of Amendment No. 5 to the Company’s Registration Statement on Form S-1 which was filed today via EDGAR with the Commission. The copy is marked to show the changes made from Amendment No. 4 to the Registration Statement on Form S-1 filed with the Commission on November 29, 2007.
Principal and Selling Stockholders, page 97
1.	We note the paragraph added before the table. It is inappropriate to disclaim responsibility for your disclosure. Please revise to remove any implication to the contrary.
     We respectfully advise the Staff that the Company has revised its disclosure under “Principal and Selling Stockholders” on page 97 to delete the paragraph before the table in response to this comment.
2.	For the offered securities that were acquired upon exercise of options after you first filed this registration statement, please tell us when you granted the options. Also, please tell us when you initially sold the securities mentioned in the last sentence of footnote 43 and clauses (i) and (vi) of footnote 68.
     We respectfully advise the Staff supplementally in response to this comment as follows:
•	With respect to offered securities that were acquired upon the exercise of options after the Company initially filed the registration statement on August 20, 2007, the Company granted the underlying options between July 1, 2001 and November 10, 2003.

BOSTON	LOS ANGELES	SACRAMENTO	TALLAHASSEE
BRUSSELS	MADISON	SAN DIEGO	TAMPA
CHICAGO	MILWAUKEE	SAN DIEGO/DEL MAR	TOKYO
DETROIT	NEW YORK	SAN FRANCISCO	WASHINGTON, D.C.
JACKSONVILLE	ORLANDO	SILICON VALLEY

Mr. Russell Mancuso
December 12, 2007

•	All of the securities referenced in the last sentence of footnote 43 and in clause (vi) of footnote 68 were originally issued by the Company prior to the Company’s initial filing of the registration statement on August 20, 2007.

•	The warrant referenced in clause (i) of footnote 68 was originally issued by the Company on June 17, 2002.
Exhibits
3.	We note your response to prior comment 14. We reissue the comment and note the schedules missing from exhibit 1.1 and the exhibit A missing from exhibit 10.16.
          We respectfully advise the Staff that the Company has filed Exhibit 1.1 (Form of Underwriting Agreement) with the Registration Statement to include all completed exhibits and schedules for which information is currently available. In connection with this filing, the Company has revised the form of Underwriting Agreement to delete reference to schedule E thereto. Because information necessary to complete schedules B and C to the Underwriting Agreement has not finally been determined as described below, the Company is unable to file these completed schedules with Exhibit 1.1 to the Registration Statement at this time. We respectfully advise the Staff that the Company undertakes to timely file with the Commission on Form 8-K the final version of the Underwriting Agreement, including all completed exhibits and schedules, once it has been fully executed.
•	Schedule B (Underwriters): The allocation of securities amongst the Underwriters has not yet been finally determined.

•	Schedule C: The free writing prospectuses, if any, that will be included within the General Disclosure Package will not be known until the Applicable Time under the Underwriting Agreement.
          We further respectfully advise the Staff that the Company is aware of its disclosure obligations with respect to Exhibit 10.16 (Proposed Form of Employment Agreement by and between Neal R. Verfuerth and the Company) and the discussion of its contents in the body of the prospectus. The proposed new Employment Agreement between Mr. Verfuerth and the Company is not yet finalized, and Mr. Verfuerth and his attorneys are still reviewing certain provisions of the form of Employment Agreement, including the contents of Exhibit A thereto. The Company does not believe that the Employment Agreement will be finalized and executed until after the closing of the offering. The Company believes that the terms of the execution version of the Employment Agreement will be consistent in all material respects with the disclosure regarding the terms of the Employment Agreement contained within the Registration Statement. The Company further contemplates that the contents of Exhibit A to the Employment Agreement will include a car allowance, health club membership dues, and insurance premiums. The Company expects that the aggregate costs to the Company of these benefits will not exceed $20,000 in any year and, as a result, does not view the contents of Exhibit A as material to investors.

Mr. Russell Mancuso
December 12, 2007

          We respectfully advise the Staff that the Company undertakes to timely file with the Commission the final version of the Employment Agreement, including all completed exhibits, once it has been fully executed.
* * * * *
          In the event the Company requests acceleration of the effective date of the Registration Statement, it will furnish a letter in the form described in the Comment Letter.
     If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5662 or Peter C. Underwood at (414) 297-5630.
Very truly yours,
/s/ Steven R. Barth
Steven R. Barth
Enclosures
     cc (without enclosures):
Joseph McCann
Dennis Hult
Kaitlin Tillan
   Securities and Exchange Commission
Neal R. Verfuerth
Daniel J. Waibel
Eric von Estorff
   Orion Energy Systems, Inc.
Carl R. Kugler
Peter C. Underwood
   Foley & Lardner LLP
Kirk A. Davenport II
   Latham & Watkins LLP